

May 4, 2007

By U.S. mail and facsimile to (631) 752-6907

Mr. Michael Rakusin
Chief Financial Officer
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

> **RE:** **International Smart Sourcing, Inc.**
> **Form 10-KSB for the fiscal year ended December 29, 2006**
> **Filed March 29, 2007**
>
> **File No. 1-14753**

Dear Mr. Rakusin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 29, 2006

1. We note the sale of your three subsidiaries on September 28, 2006. Given the material impact to your results of operations, please restate your Form 10-KSB for the year ended December 29, 2006 to present these former business activities as discontinued operations pursuant to SFAS 144.

2. Please be advised that if you conclude that your filing should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

    In addition, please tell us when you will file your restated 2006 Form 10-KSB. We remind you that your restated Form 10-KSB should appropriately address the following:
    - an explanatory paragraph in the reissued audit opinion,
    - full compliance with paragraphs 25 and 26 of SFAS 154,
    - fully update all affected portions of the document, including MD&A and segment data,
    - updated Item 8A. disclosures should include the following:
        o a discussion of the restatement and the facts and circumstances surrounding it,
        o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o changes to internal controls over financial reporting, and
        o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-B.
    - updated certifications.

                        *   *   *   *

        Please respond to these comments by filing an amendment to your filing within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

        To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief